Apollo Global Management, LLC
9 West 57th Street
New York, New York 10019

July 27, 2017
VIA EDGAR
Mr. Hugh West
Accounting Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-6628

Re:	Apollo Global Management, LLC
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed May 5, 2017
File No. 001-35107

Dear Mr. West:

We hereby submit the following response to the comment letter issued by the Securities and Exchange Commission Staff dated June 30, 2017 regarding the Staff’s review of the Form 10-Q of Apollo Global Management, LLC (the “Company,” “we” or “our”) for the Quarterly period ended March 31, 2017 filed on May 5, 2017.
To assist your review, we have reproduced in italics below the text of the Staff’s comments. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-Q, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-Q.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary of Combined Results, Page 92
1.
We note that you present a full combined non-GAAP income statement and reconciliations of income (loss) before income tax provision (benefit) to economic income, fee related earnings, fee related EBITDA and distributable earnings for each of the three months ended March 31, 2017 and 2016. Please tell us how your presentation and related reconciliation(s) complies with Questions 104.04 and 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the “updated Non-GAAP C&DI”).

The Company acknowledges the Staff’s comment and advises the Staff that the full combined non-GAAP income statement referenced on page 92 of the Summary of Combined Results in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-Q will be deleted from future filings.

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Respectfully submitted,
/s/ Martin Kelly

Martin Kelly
Chief Financial Officer